**From:** Deringer, Joshua B. [mailto:Joshua.Deringer@dbr.com]
**Sent:** Thursday, September 18, 2008 9:51 PM
**To:** Long, James E.
**Cc:** Deringer, Joshua B.
**Subject:** FW: Revised Fund Fees and Expenses Tables and Example Expenses Tables

Jeff: As follow-up to our conversation last week, attached please find proposed revisions to the fee and expense information in the Hatteras filings. After reviewing the attached, please call me at your convenience to discuss.

Joshua B. Deringer, Esq.
**Drinker**<span style="color:yellow">**Biddle**</span>
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103
Ph: (215) 988-2959
Fax: (215) 988-2757
Direct Fax: (215) 689-4281
joshua.deringer@dbr.com

# FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that each Fund expects to incur and that the Partners can expect to bear, either directly or indirectly, through the Multi-Strategy Institutional Fund's investment in the Master Fund, and the TEI Institutional Fund's investment in the Offshore Fund and the Master Fund.

*Multi-Strategy Institutional Fund*
PARTNER TRANSACTION EXPENSES:

| | |
|---|---|
| Maximum Interest Repurchase Fee (1)............................................................................................................... | 5.00% |

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS OF THE FUND) (2)

| | |
|---|---|
| Management Fee (3)........................................................................................................................................ | 1.00% |
| ~~Other~~Interest Expenses ~~(4)~~ ................................................................................................................................. | ~~0.50~~ 0.02% |
| Other Expenses (4) | 0.38% |
| Acquired Fund Fees and Expenses (5) ........................................................................................................... | ~~3.94~~ 6.17% |
| Total Annual Expenses ................................................................................................................................... | ~~5.44~~7.57% |
| Less Fee Reduction and/or Expense Reimbursement (6) ............................................................................... | 0.00% |
| Net Expenses ................................................................................................................................................. | ~~5.44~~ 7.57% |

_____

(1) A Partner participating in a repurchase offer may be subject to a repurchase fee payable to the Fund equal to 5% of the amount requested if such Partner has been a Partner for less than 12 months prior to the valuation date.

(2) This table summarizes the aggregate expenses of the Fund and the Master Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(3) The Fund does not pay the Investment Manager a Management Fee directly, but the Partners bear an indirect share of this fee through the Fund's investment in the Master Fund. For its provision of services to the Master Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 1.00% of the Master Fund's net assets determined as of month-end. In addition, the general partner of the Master Fund will be allocated a Performance Allocation (as defined below) that is equal to 10% of the excess of the new net profits of the limited partner interests of the Master Fund (calculated annually and accrued for monthly) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Master Fund.

(4) Directors' fees, insurance costs and other costs have been allocated pro rata among the Master Fund and all of its feeder funds (including the Fund). Partners also indirectly bear a portion of the asset-based fees, performance and incentive fees or allocations and other expenses incurred by the Master Fund as an investor in Advisor Funds or Advisor Accounts (as such terms are defined herein). "Other Expenses" are based on estimated amounts for the current fiscal year and also includes the Investor and Fund Servicing Fee. The Investor and Fund Servicing Fee payable to the Investment Manager will be borne pro rata by all Partners of the Fund. See "*INVESTOR AND FUND SERVICING FEE*" for additional information.

(5) In addition to the Fund's direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Advisor Funds (also known as the Underlying Funds). The Underlying Funds generally charge, in addition to management fees calculated as a percentage of the average net asset value ("NAV") of the Fund's investment, performance-based fees generally from 10% to 35% of the net capital appreciation in the Fund's investment for the year or other measurement period. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Advisors (Underlying Funds), which fluctuate over time. In addition, the Fund's portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(6) The Investment Manager has contractually agreed to waive its Investor and Fund Servicing Fee and/or reimburse Other Expenses for one year from the date of this Prospectus so that the Total Annual Expenses (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Fund, any Acquired Fund Fees and Expenses, as well as any performance allocation payable by the Fund or the Master Fund) for this period will not exceed 1.75% for the Fund (the "Expense Limitation"). The Fund will carry forward, for a period not to exceed (3) three years from the date on which a waiver or reimbursement is made by the Investment Manager, any expenses in excess of the Expense Limitation and repay the Investment Manager such amounts, provided the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation disclosed in the then effective Prospectus. The Fund's Expense Limitation Agreement is calculated based on end of month net asset values. However, in the financial statements for the Fund, the expense ratios presented in the financial highlights are calculated based on average monthly net assets.

*Multi-Strategy TEI Institutional Fund*

PARTNER TRANSACTION EXPENSES:

| | |
|---|---|
| Maximum Interest Repurchase Fee (1) | 5.00% |

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS OF THE FUND) (2)

| | |
|---|---|
| Management Fee (3) | 1.00% |
| ~~Other~~Interest Expenses (4) | ~~0.85~~0.03% |
| Other Expenses (4) | 0.34% |
| Acquired Fund Fees and Expenses (5) | ~~4.22~~6.17% |
| Total Annual Expenses | ~~6.07~~7.54% |
| Less Fee Reduction and/or Expense Reimbursement (6) | 0.00% |
| Net Expenses | ~~6.07~~7.54% |

_____

(1) A Partner participating in a repurchase offer may be subject to a repurchase fee payable to the Fund equal to 5% of the amount requested if such Partner has been a Partner for less than 12 months prior to the valuation date.

(2) This table summarizes the aggregate expenses of the Fund, the Offshore Fund and the Master Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(3) The Fund and the Offshore Fund do not pay the Investment Manager a Management Fee directly, but the Partners bear an indirect share of this fee through the Fund's investment in the Master Fund through the Offshore Fund. For its provision of services to the Master Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 1.00% of the Master Fund's net assets determined as of month-end. In addition, the general partner of the Master Fund will be allocated a Performance Allocation (as defined below) that is equal to 10% of the excess of the new net profits of the limited partner interests of the Master Fund (calculated annually and accrued for monthly) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Master Fund.

(4) Directors' fees, insurance costs and other costs have been allocated pro rata among the Master Fund and all of its feeder funds (including the Fund). Partners also indirectly bear a portion of the asset-based fees, performance and incentive fees or allocations and other expenses incurred by the Master Fund as an investor in Advisor Funds or Advisor Accounts (as such terms are defined herein). "Other Expenses" are based on estimated amounts for the current fiscal year and also includes the Investor and Fund Servicing Fee. The Investor and Fund Servicing Fee payable to the Investment Manager will be borne pro rata by all Partners of the Fund. See "*INVESTOR AND FUND SERVICING FEE*" for additional information. In addition, taxes withheld on U.S.-source income allocated from the Master Fund are not subject to the Expense Limitation (as defined below), and the total annualized expenses of the Fund listed above are exclusive of such withholding taxes. The total annualized expenses of the Fund may be higher if withholding taxes were taken into account. Such withholding taxes are included in the ratio of net expenses to total assets in the Financial Highlights table in this Prospectus.

(5) In addition to the Fund's direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Advisor Funds (also known as the Underlying Funds). The Underlying Funds generally charge, in addition to management fees calculated as a percentage of the average NAV of the Fund's investment, performance-based fees generally from 10% to 35% of the net capital appreciation in the Fund's investment for the year or other measurement period. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Advisors (Underlying Funds), which fluctuate over time. In addition, the Fund's portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(6) The Investment Manager has contractually agreed to waive its Investor and Fund Servicing Fee and/or reimburse Other Expenses for one year from the date of this Prospectus so that the Total Annual Expenses (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Fund, any Acquired Fund Fees and Expenses, as well as any performance allocation payable by the Fund or the Master Fund) for this period will not exceed 1.75% for the Fund (the "Expense Limitation"). The Fund will carry forward, for a period not to exceed (3) three years from the date on which a waiver or reimbursement is made by the Investment Manager, any expenses in excess of the Expense Limitation and repay the Investment Manager such amounts, provided the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation disclosed in the then effective Prospectus. The Fund's Expense Limitation Agreement is calculated based on end of month net asset values. However, in the financial statements for the Fund, the expense ratios presented in the financial highlights are calculated based on average monthly net assets.

The following hypothetical example is intended to help you compare the cost of investing in a Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The table and the assumption in the hypothetical example of a 5% annual return are required by regulation of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Units. The examples reflect allocation by each Fund to the Investment Manager of the Performance Allocation, which is calculated based on the assumed 5% annual return and the yield-to-maturity of the 90 day U.S. Treasury Bill of 3.247% as reported by the Wall Street Journal on December 31, 2007.

The example is based on the expenses set forth in the table above and should not be considered a representation of a Fund's future expenses. Actual expenses of each Fund may be higher or lower than those shown. Moreover, the annual return may be greater or less than the hypothetical 5% return in the table above; if the annual return were greater, the amount of fees and expenses would increase.

## EXAMPLE

**You Would Pay the Following Expenses Based on a $1,000**
**Investment in the Fund, Assuming a 5% Annual Return:**

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Multi-Strategy Institutional Fund | $~~15.00~~75.00 | $~~46.00~~218.00 | $~~80.00~~355.00 | $~~175.00~~667.00 |
| TEI Institutional Fund | $~~18.00~~74.00 | $~~57.00~~218.00 | $~~98.00~~354.00 | $~~213.00~~665.00 |

## FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that each Fund expects to incur and that the Partners can expect to bear, either directly or indirectly, through the Multi-Strategy Fund's investment in the Master Fund, and the TEI Fund's investment in the Offshore Fund and the Master Fund.

*Multi-Strategy Fund*
PARTNER TRANSACTION EXPENSES:
| | |
|---|---|
| Maximum Sales Charge (Load) (percentage of offering price) (1) | 2.00% |
| Maximum Interest Repurchase Fee (2) | 5.00% |
| ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS OF THE FUND) (3) | |
| Management Fee (4) | 1.00% |

| | |
|---|---|
| ~~Other~~<u>Interest</u> Expenses ~~(5)~~ ........................................................................................................ | ~~1.23~~<u>0.02</u>% |
| <u>Other Expenses (5)</u> | <u>1.11%</u> |
| Acquired Fund Fees and Expenses (6) ....................................................................................... | ~~4.11~~<u>6.17</u>% |
| Total Annual Expenses ........................................................................................................... | ~~6.34~~<u>8.30</u>% |
| Less Fee Reduction and/or Expense Reimbursement (7) .......................................................... | 0.00% |
| Net Expenses ......................................................................................................................... | ~~6.34~~<u>8.30</u>% |

_____

(1) Investors may be charged a sales charge of up to 2.00% for investments in the amount of $100,000 to $499,999, 1.50% for investments in the amount of $500,000 to $999,999, 1.00% for investments in the amount of $1,000,000 to $4,999,999 and 0% at or above $5,000,000, as more fully described below under the heading "Sales Charge." Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by a Partner will be aggregated with the amount of the Partner's initial investment and any other additional investments by the Partner in determining the applicable sales charge. The right of accumulation also applies to investments in the Fund by a Partner's spouse and investments for certain related accounts. The sales charge is paid to the Distributor.

(2) A Partner participating in a repurchase offer may be subject to a repurchase fee payable to the Fund equal to 5% of the amount requested if such Partner has been a Partner for less than 12 months prior to the valuation date.

(3) This table summarizes the aggregate expenses of the Fund and the Master Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(4) The Fund does not pay the Investment Manager a Management Fee directly, but the Partners bear an indirect share of this fee through the Fund's investment in the Master Fund. For its provision of services to the Master Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 1.00% of the Master Fund's net assets determined as of month-end. In addition, the general partner of the Master Fund will be allocated a Performance Allocation (as defined below) that is equal to 10% of the excess of the new net profits of the limited partner interests of the Master Fund (calculated annually and accrued for monthly) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Master Fund.

(5) Directors' fees, insurance costs and other costs have been allocated pro rata among the Master Fund and all of its feeder funds (including the Fund). Partners also indirectly bear a portion of the asset-based fees, performance and incentive fees or allocations and other expenses incurred by the Master Fund as an investor in Advisor Funds or Advisor Accounts (as such terms are defined herein). "Other Expenses" are based on estimated amounts for the current fiscal year and also includes the Investor and Fund Servicing Fee. The Investor and Fund Servicing Fee payable to the Investment Manager will be borne pro rata by all Partners of the Fund. See "*INVESTOR AND FUND SERVICING FEE*" for additional information.

(6) In addition to the Fund's direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Advisor Funds (also known as the Underlying Funds). The Underlying Funds generally charge, in addition to management fees calculated as a percentage of the average net asset value ("NAV") of the Fund's investment, performance-based fees generally from 10% to 35% of the net capital appreciation in the Fund's investment for the year or other measurement period. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Advisors (Underlying Funds), which fluctuate over time. In addition, the Fund's portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(7)     The Investment Manager has contractually agreed to waive its Investor and Fund Servicing Fee and/or reimburse Other Expenses for one year from the date of this Prospectus so that the Total Annual Expenses (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Fund, any Acquired Fund Fees and Expenses, as well as any performance allocation payable by the Fund or the Master Fund) for this period will not exceed 2.35% for the Fund (the "Expense Limitation"). The Fund will carry forward, for a period not to exceed (3) three years from the date on which a waiver or reimbursement is made by the Investment Manager, any expenses in excess of the Expense Limitation and repay the Investment Manager such amounts, provided the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation disclosed in the then effective Prospectus. The Fund's Expense Limitation Agreement is calculated based on end of month net asset values. However, in the financial statements for the Fund, the expense ratios presented in the financial highlights are calculated based on average monthly net assets.

*Multi-Strategy TEI Fund*
PARTNER TRANSACTION EXPENSES:

| | |
|---|---:|
| Maximum Sales Charge (Load)  (percentage of offering price) (1) | 2.00% |
| Maximum Interest Repurchase Fee (2) | 5.00% |

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS OF THE FUND) (3)

| | |
|---|---:|
| Management Fee (4) | 1.00% |
| Interest Expenses | 0.03% |
| Other Expenses (5) | ~~1.62~~ 1.10% |
| Acquired Fund Fees and Expenses (6) | ~~4.11~~ 6.17% |
| Total Annual Expenses | ~~6.73~~ 8.30% |
| Less Fee Reduction and/or Expense Reimbursement (7) | 0.00% |
| Net Expenses | ~~6.73~~ 8.30% |

_____

(1)     Investors may be charged a sales charge of up to 2.00% for investments in the amount of $100,000 to $499,999, 1.50% for investments in the amount of $500,000 to $999,999, 1.00% for investments in the amount of $1,000,000 to $4,999,999 and 0% at or above $5,000,000, as more fully described below under the heading "Sales Charge." Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by a Partner will be aggregated with the amount of the Partner's initial investment and any other additional investments by the Partner in determining the applicable sales charge. The right of accumulation also applies to investments in the Fund by a Partner's spouse and investments for certain related accounts. The sales charge is paid to the Distributor.

(2)     A Partner participating in a repurchase offer may be subject to a repurchase fee payable to the Fund equal to 5% of the amount requested if such Partner has been a Partner for less than 12 months prior to the valuation date.

(3)     This table summarizes the aggregate expenses of the Fund, the Offshore Fund and the Master Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(4)     The Fund and the Offshore Fund do not pay the Investment Manager a Management Fee directly, but the Partners bear an indirect share of this fee through the Fund's investment in the Master Fund through the Offshore Fund. For its provision of services to the Master Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 1.00% of the Master Fund's net assets determined as of month-end. In addition, the general partner of the Master Fund will be allocated a Performance Allocation (as defined below) that is equal to 10% of the excess of the new net profits of the limited partner interests of the Master Fund (calculated annually and accrued for monthly) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Master Fund.

(5) Directors' fees, insurance costs and other costs have been allocated pro rata among the Master Fund and all of its feeder funds (including the Fund). Partners also indirectly bear a portion of the asset-based fees, performance and incentive fees or allocations and other expenses incurred by the Master Fund as an investor in Advisor Funds or Advisor Accounts (as such terms are defined herein). "Other Expenses" are based on estimated amounts for the current fiscal year and also includes the Investor and Fund Servicing Fee. The Investor and Fund Servicing Fee payable to the Investment Manager will be borne pro rata by all Partners of the Fund. See "*INVESTOR AND FUND SERVICING FEE*" for additional information. In addition, taxes withheld on U.S.-source income allocated from the Master Fund are not subject to the Expense Limitation (as defined below), and the total annualized expenses of the Fund listed above are exclusive of such withholding taxes. The total annualized expenses of the Fund may be higher if withholding taxes were taken into account. Such withholding taxes are included in the ratio of net expenses to total assets in the Financial Highlights table in this Prospectus.

(6) In addition to the Fund's direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Advisor Funds (also known as the Underlying Funds). The Underlying Funds generally charge, in addition to management fees calculated as a percentage of the average NAV of the Fund's investment, performance-based fees generally from 10% to 35% of the net capital appreciation in the Fund's investment for the year or other measurement period. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Advisors (Underlying Funds), which fluctuate over time. In addition, the Fund's portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(7) The Investment Manager has contractually agreed to waive its Investor and Fund Servicing Fee and/or reimburse Other Expenses for one year from the date of this Prospectus so that the Total Annual Expenses (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Fund, any Acquired Fund Fees and Expenses, as well as any performance allocation payable by the Fund or the Master Fund) for this period will not exceed 2.35% for the Fund (the "Expense Limitation"). The Fund will carry forward, for a period not to exceed (3) three years from the date on which a waiver or reimbursement is made by the Investment Manager, any expenses in excess of the Expense Limitation and repay the Investment Manager such amounts, provided the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation disclosed in the then effective Prospectus. The Fund's Expense Limitation Agreement is calculated based on end of month net asset values. However, in the financial statements for the Fund, the expense ratios presented in the financial highlights are calculated based on average monthly net assets.

The following hypothetical example is intended to help you compare the cost of investing in a Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The table and the assumption in the hypothetical example of a 5% annual return are required by regulation of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Units. The examples reflect allocation by each Fund to the Investment Manager of the Performance Allocation, which is calculated based on the assumed 5% annual return and the yield-to-maturity of the 90 day U.S. Treasury Bill of 3.247% as reported by the Wall Street Journal on December 31, 2007.

The example is based on the expenses set forth in the table above and should not be considered a representation of a Fund's future expenses. Actual expenses of each Fund may be higher or lower than those shown. Moreover, the annual return may be greater or less than the hypothetical 5% return in the table above; if the annual return were greater, the amount of fees and expenses would increase.

**EXAMPLE**

| You Would Pay the Following Expenses Based on the Imposition of the 2.00% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return: | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Multi-Strategy Fund | $~~22.00~~100.00 | $~~68.00~~252.00 | $~~117.00~~394.00 | $~~251.00~~711.00 |
| TEI Fund | $~~26.00~~100.00 | $~~80.00~~252.00 | $~~136.00~~394.00 | $~~289.00~~711.00 |